UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-13203
THE LORAIN NATIONAL BANK 401(k) PLAN
(Full title of the plan)
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION
     The Lorain National Bank 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1-3 of this Section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements and supplemental schedules are attached hereto as Exhibit 99.1 and incorporated by reference herein.
Exhibits and Financial Statement Schedules
Exhibits:
23.1	Consent of Plante & Moran, PLLC

99.1	Annual Report of The Lorain National Bank 401(k) Plan for the plan year ended December 31, 2010.

SIGNATURES
EX-23.1
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Lorain National Bank 401(k) Plan
	By:	The Lorain National Bank, as
Trustee/Administrator

Date: June 23, 2011	By:	/s/ Gary J. Elek
Gary J. Elek
Chief Financial Officer